Exhibit (d)

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC
MULTIPLE CLASS PLAN

WHEREAS, NB Crossroads Private Markets Access Fund LLC (the "Fund") is a closed-end management investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"); and

WHEREAS, the Fund has received an exemptive order from the Securities and Exchange Commission (the "SEC") that permits the Fund to offer multiple classes of shares (the "Order");

WHEREAS, pursuant to the Order, the Fund must comply with the provisions of Rule 18f-3 under the 1940 Act as if it were an open-end management investment company; and

WHEREAS, Rule 18f-3 requires that a board of directors of an investment company desiring to offer multiple classes of shares pursuant to said Rule adopt a plan setting forth the differences among the classes with respect to shareholder services, distribution arrangements, expense allocations and any related conversion features or exchange privileges.

NOW, THEREFORE, the Fund hereby adopts this multiple class plan pursuant to Rule 18f-3 (the "Plan").

The provisions of the Plan are:

A.	General Description of Classes
As of the effective date of the Plan as set forth below, the Fund may offer three (3) classes of shares of membership interests: Class A-1 Shares, Class A-2 Shares and Institutional Class Shares. In addition, pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a Distribution and Servicing Plan (the "12b-1 Plan") under which Class A-1 Shares and Class A-2 Shares are subject to a distribution and servicing fee. A general description of the fees applicable to each class of shares is set forth below.

1.
Class A-1. Class A-1 Shares are subject to a sales load of up to 3.50% of the investment amount. Under the 12b-1 Plan, Class A-1 Shares are subject to a distribution and servicing fee at the annual rate of 0.70% based on the aggregate net assets of the Fund attributable to Class A-1 Shares, to be calculated, accrued and paid monthly as of the last business day of each month or at such other intervals as the Board of Managers (the "Board") shall determine. Class A-1 Shares require a minimum initial investment of $50,000 and a minimum subsequent investment of $10,000, except as otherwise approved by the Board.

2.
Class A-2. Class A-2 Shares are not subject to a sales load. Under the 12b-1 Plan, Class A- 2 Shares are subject to a distribution and servicing fee at the annual rate of 0.70% based on the aggregate net assets of the Fund attributable to Class A-2 Shares, to be calculated, accrued and paid monthly as of the last business day of each month or at such other intervals as the Board shall determine. Class A-2 Shares require a minimum initial investment of $50,000 and a minimum subsequent investment of $10,000, except as otherwise approved by the Board.

3.
Institutional Class. Institutional Class Shares are not subject to a sales load. Institutional Class Shares are not subject to a distribution and servicing fee under the 12b-1 Plan. Institutional Class Shares require a minimum initial investment of $50,000 and a minimum subsequent investment of $10,000, except as otherwise approved by the Board.

B.	Expense Allocation of Each Class
All expenses incurred by the Fund will be allocated among its classes of shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the 12b-1 Plan of that class (if any).

Each class of shares may also pay a different amount of the following expenses:

1.	administrative and/or accounting or similar fees incurred by a specific class;
2.	legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses and proxies;
3.	Blue Sky fees incurred by a specific class;
4.	SEC registration fees incurred by a specific class;
5.	expenses of administrative personnel and services required to support the shareholders of a specific class;
6.	Managers' fees incurred as a result of issues relating to a specific class;
7.	Auditor's fees, litigation expenses, and other legal fees and expenses relating to a specific class;
8.	transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;
9.	account expenses relating solely to a specific class;
10.	expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and
11.
any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund's assets) actually incurred in a different amount by a class or related to a class' receipt of services of a different kind or to a different degree than another class, including reimbursement for any expense support provided to such class.

C.	Share Class Conversions
Consistent with the policies of the shareholder's financial intermediary, Class A-1 Shares and Class A-2 of the Fund may be converted for Institutional Class Shares of the Fund if the investor and the relevant financial intermediary satisfies any then-applicable eligibility requirements for investment in Institutional Class Shares. Any such conversion will be effected at net asset value without the imposition of any sales load, fee or other charges by the Fund.

D.          Waivers and Reimbursements
Fees and expenses may be waived or reimbursed by Neuberger Berman Investment Advisers LLC, the Fund's investment adviser, or its affiliates, or any other service provider to the Fund. Such waiver or reimbursement may be applicable to some or all of the classes and may be in different amounts for one or more classes.

E.          Income, Gains and Losses
Income, realized gains and losses and unrealized appreciation and depreciation shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

F.          Class Designation
Subject to approval by the Board, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.

G.          Additional Information
This Plan is qualified by and subject to the terms of the then-current prospectus and Statement of Additional Information for the applicable classes; provided, however, that none of the terms set forth in any such prospectus and Statement of Additional Information shall be inconsistent with the terms of the classes contained in this Plan.

H.          Effective Date; Amendments
This Plan was originally effective upon the date the Order was granted and was amended on January 20, 2021. This Plan may be terminated or amended at any time with respect to the Fund or a class of shares thereof by a majority of the Board, including a majority of the Managers who are not considered “interested persons” (as defined in the 1940 act) of the Fund.